UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-42412

Creative Global Technology Holdings Limited

Unit 03, 22/F, Westin Centre,
26 Hung To Road, Kwun Tong,
Kowloon, Hong Kong
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
3.1	The Third Amended and Restated Memorandum and Articles of Association

Explanatory Note

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-284400) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

On June 12, 2026, at 9:00 a.m., Eastern Time (June 12, 2026 at 9 p.m. Hong Kong Time), Creative Global Technology Holdings Limited (the “Company”) held the 2026 Extraordinary General Meeting of Shareholders (the “EGM”) at Unit 03, 22/F, Westin Centre, 26 Hung To Road, Kwun Tong, Kowloon, Hong Kong, People’s Republic of China. Immediately following the EGM, the Company held a meeting of the holders of class B ordinary shares (the “Class B Ordinary Shares”) (the “Class B Meeting”) (together, the “Meetings”), at the same location.

Holders of Class A Ordinary Shares as of the May 27, 2026 (the “Record Date”) are entitled to one (1) vote for each Class A Ordinary Share for each of the proposals and holders of Class B Ordinary Shares as of the Record Date are entitled to twenty (20) votes for each Class B Ordinary Share for each of the proposals.

Extraordinary General Meeting

Holders of 178,601,188 voting shares of the Company were present in person or by proxy at the EGM, representing approximately 95.39% of the outstanding shares entitled to vote at the EGM as of the Record Date, and therefore constituting a quorum of one or more persons present in person or by proxy holding not less than one-third of the issued shares entitled to vote at the EGM. All matters voted on at the EGM were approved. The final voting results for the matters submitted to a vote of shareholders at the EGM are as follows:

Proposal One: Increase of Voting Rights of Class B Proposal

	For	Against	Abstain
Proposal 1: by a special resolution, subject to and conditional upon all requisite class consents being obtained, to approve the increase of the voting rights attached to each Class B Ordinary Share of par value US$0.001 each from twenty (20) votes per share to one hundred (100) votes per share on all matters subject to vote at general meetings of the Company.	178,517,969	83,319	223

Proposal Two: Share Capital Increase Proposal

	For	Against	Abstain
Proposal 2: by an ordinary resolution, to increase the authorized share capital of the Company from US$2,000,000 divided into 1,900,000,000 Class A Ordinary Shares of par value US$0.001 each and 100,000,000 Class B Ordinary Shares of par value US$0.001 each, to US$90,000,000 divided into 85,500,000,000 Class A Ordinary Shares of par value US$0.001 each and 4,500,000,000 Class B Ordinary Shares of par value US$0.001 each.	178,518,845	82,443	223

Proposal Three: Par Value Reduction Proposal

	For	Against	Abstain
Proposal 3: by a special resolution, conditional upon approval by the shareholders of Proposals No. 2 and subject to the directors of the Company making the requisite solvency statement in accordance with the Companies Act (As Revised) and the filing and registration of the same, together with the minute of reduction, with the Registrar of Companies of the Cayman Islands in accordance with the Companies Act (As Revised), to approve a reduction of the Company’s authorized share capital from (i) US$90,000,000 divided into 85,500,000,000 Class A Ordinary Shares of par value US$0.001 each and 4,500,000,000 Class B Ordinary Shares of par value US$0.001 each, to (ii) US$900,000 divided into 85,500,000,000 Class A Ordinary Shares of par value US$0.00001 each and 4,500,000,000 Class B Ordinary Shares of par value US$0.00001 each, by reducing the par value of each issued and unissued share, and that the amount by which the issued share capital is reduced shall be credited to the share premium account of the Company.	178,517,586	81,283	2,642

Proposal Four: Charter Amendment Proposal

	For	Against	Abstain
Proposal 4: by a special resolution, conditional upon approval by the shareholders of Proposals No. 1, No. 2 and No.3, to adopt the Third Amended and Restated Memorandum and Articles of Association (the “Third Amended and Restated M&A”) of the Company in the form attached as Appendix A to the proxy statement accompanying this notice in substitution for, and to the exclusion of, the existing Second Amended and Restated Memorandum and Articles of Association of the Company with immediate effect, and the registered office provider of the Company be and is hereby authorized and instructed to make any necessary filings with the Registrar of Companies in the Cayman Islands in connection with the Share Capital Increase Proposal, the Par Value Reduction Proposal and the adoption of the Third Amended and Restated M&A and the passing of the relevant ordinary and special resolutions; and the transfer agent of the Company be and is hereby authorized to update the shareholder lists of the Company in connection with the Share Capital Increase Proposal and the Par Value Reduction Proposal.	178,551,408	49,880	223

Proposal Five: Share Consolidation Proposal

		For	Against	Abstain
Proposal 5: by an ordinary resolution:
●	to approve up to five (5) share consolidations (each a “Share Consolidation”, and collectively “Shares Consolidations”) of the Company’s issued and unissued ordinary shares (including both Class A Ordinary Shares and Class B Ordinary Shares) in the range of a ratio of up to 1:1500, to be effected at the discretion of, and on such date or dates to be determined by the Board of Directors in its sole discretion within two (2) years following the date of obtaining the requisite shareholder approval, with such Share Consolidation or Share Consolidations to be effected on a proportionate basis as between the Class A Ordinary Shares and the Class B Ordinary Shares, and with any fractional shares resulting therefrom to be dealt with in such manner as may be approved by the shareholders or otherwise determined by the Board of Directors to the extent permitted by the then existing amended and restated memorandum and articles of association of the Company and applicable law.
●	in respect of any fractional entitlements to the issued consolidated shares resulting from the Share Consolidations, if so determined by the Board in its sole discretion, the Board be and is hereby authorized to settle as it considers expedient any difficulty which arises in relation to the Share Consolidations, including but without prejudice to the generality of the foregoing by capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account, to the extent permitted by the applicable laws) whether or not the same is available for distribution and applying such sum in paying up unissued ordinary shares to be issued to shareholders of the Company to round up any fractions of ordinary shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidations.	178,553,875	47,313	323

Class B Meeting

Holders of 8,500,000 of the Company’s Class B Ordinary Shares of the Company were present in person or by proxy at the Class B Meeting, representing approximately 100% in nominal or par value amount of the issued Class B Ordinary Shares as of the Record Date, and therefore constituting a quorum of one or more persons present in person or by proxy holding not less than one-third of the issued Class B Ordinary Shares entitled to vote at the Class B Meeting. The matters voted on at the Class B Meeting were approved. The final voting results for the matters submitted to a vote of shareholders at the Class B Meeting are as follows:

Class B Proposal

	For	Against	Abstain
Class B Proposal: to approve, insofar as the same constitutes a variation or abrogation of the rights attached to the Class B Ordinary Shares, the increase of voting rights of Class B Ordinary Shares, the removal of the dividend rights attached to the Class B Ordinary Shares, and the adoption of the Third Amended and Restated M&A, in each case as contemplated by Proposals No. 1 and 4 described in the Notice of the 2026 Extraordinary General Meeting.	170,000,000	0	0

The Company expects to file the Third Amended and Restated Memorandum and Articles of Association with the Registrar of the Cayman Islands within fifteen (15) days of the Meeting.

The Share Consolidation Proposal will be reflected with the Nasdaq Capital Market. The Company’s Class A Ordinary Shares will continue to trade on the Nasdaq Capital Market under the symbol “CGTL” and under the CUSIP Number of G2563P102.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creative Global Technology Holdings Limited

Date: June 15, 2026	By:	/s/ Hei Tung (“Angel”) Siu
	Name:	Hei Tung (“Angel”) Siu
	Title:	Chief Executive Officer